Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2016 AND 2015

ESSA PHARMA INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(Expressed in United States dollars)
AS AT

	March 31, 2016	September 30, 2015	October 1, 2014
		(Note 2)	(Note 2)

ASSETS

Current
Cash	$15,932,988	$1,579,288	$3,699,980
Receivables	38,872	3,849,605	64,503
Prepaids (Note 4)	1,082,585	1,661,335	62,408

	17,054,445	7,090,228	3,826,891

Equipment (Note 5)	151,742	165,464	14,102
Intangible assets (Note 6)	264,772	284,081	360,840

Total assets	$17,470,959	$7,539,773	$4,201,833

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,369,374	$2,091,162	$587,353

Derivative liability (Note 7)	9,217,777	993,099	-
Product development and relocation grant (Note 15)	-	-	1,640,352

Total liabilities	10,587,151	3,084,261	2,227,705

Shareholders' equity
Share capital (Note 8)	25,961,825	19,419,004	4,193,735
Preferred shares (Note 8)	-	-	2,836,268
Reserves (Note 9)	3,136,571	2,401,020	966,837
Accumulated other comprehensive loss	(2,076,479)	(1,738,716)	(73,503)
Deficit	(20,138,109)	(15,625,796)	(5,949,209)

	6,883,808	4,455,512	1,974,128

Total liabilities and shareholders’ equity	$17,470,959	$7,539,773	$4,201,833

On behalf of the Board on May 13, 2016

“David Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in United States dollars)

	Three months ended March 31, 2016	Three months ended March 31, 2015	Six months ended March 31, 2016	Six months ended March 31, 2015
		(Note 2)		(Note 2)

OPERATING EXPENSES
Research and development, net of recoveries (Note 16)	$2,544,517	$2,532,553	$5,745,454	$3,177,098
Financing costs (Notes 8 and 9)	910,101	23,118	937,845	46,749
General and administration, net of recoveries (Note 16)	1,874,597	1,320,088	3,101,465	2,016,415

Total operating expenses	(5,329,215)	(3,875,759)	(9,784,764)	(5,240,262)

Foreign exchange	(5,961)	954,993	87,706	993,750
Gain (loss) on derivative liability (Note 7)	4,283,146	(629,149)	4,665,795	(629,149)

Net loss for the period before taxes	(1,052,026)	(3,549,915)	(5,031,263)	(4,875,661)

Income tax expense	-	-	(6,000)	-

Net loss for the period	(1,052,026)	(3,549,915)	(5,037,263)	(4,875,661)

OTHER COMPREHENSIVE LOSS
Cumulative translation adjustment	(283,189)	(1,019,722)	(337,763)	(1,138,584)

Comprehensive loss for the period	$(1,335,215)	$(4,569,637)	$(5,375,026)	$(6,014,245)

Basic and diluted loss per common share	$(0.04)	$(0.20)	$(0.20)	$(0.30)

Weighted average number of common shares outstanding	26,830,470	18,084,018	24,718,697	16,523,754

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in United States dollars)
FOR THE SIX MONTHS ENDED MARCH 31

	2016	2015
		(Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(5,037,263)	$(4,875,661)
Items not affecting cash:
Amortization	33,021	15,125
(Gain) loss on derivative liability	(4,665,795)	629,149
Product development and relocation grant	910,101	(1,640,352)
Unrealized foreign exchange	(58,621)	895,499
Share-based payments (Note 9)	571,266	786,810

Changes in non-cash working capital items:
Receivables	25,545	(32,963)
Prepaid expenses	579,736	911
Accounts payable and accrued liabilities	(874,530)	700,800

Net cash used in operating activities	(8,516,540)	(3,520,682)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(9,983)	(65,206)

Net cash used in investing activities	(9,983)	(65,206)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance on product development and relocation grant	3,786,667	-
Proceeds on private placement	19,999,992	13,208,937
Issuance costs	(855,141)	(866,968)
Options exercised	28,448	-
Warrants exercised	1,194	118,834

Net cash provided by financing activities	22,961,160	12,460,803

Effect of foreign exchange on cash	(80,937)	(2,122,804)

Change in cash for the period	14,353,700	6,752,110

Cash, beginning of period	1,579,288	3,699,980

Cash, end of period	$15,932,988	$10,452,091

Supplemental Cash Flow Information (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)
(Expressed in United States dollars)

				Reserves
	Share capital	Preferred shares	Special warrants	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, October 1, 2014 (Note 2)	$4,193,735	$2,836,268	$-	$905,853	$60,984	$(73,503)	$(5,949,209)	$1,974,128
Private placement	-	-	1,208,944	-	-	-	-	1,208,944
Issuance costs	-	-	(169,800)	-	44,434	-	-	(125,366)
Conversion of special warrants	-	1,039,144	(1,039,144)	-	-	-	-	-
Private placement – special warrants	-	-	11,999,994	-	-	-	-	11,999,994
Issuance costs	-	-	(1,023,889)	-	-	-	-	(1,023,889)
Conversion of preferred shares	3,875,412	(3,875,412)	-	-	-	-	-	-
Warrants exercised	161,390	-	-	-	(42,556)	-	-	118,834
Share-based payments	-	-	-	786,810	-	-	-	786,810
Foreign currency adjustment	-	-	-	-	-	(1,138,584)	-	(1,138,584)
Loss for the period	-	-	-	-	-	-	(4,875,661)	(4,875,661)

Balance, March 31, 2015 (Note 2)	$8,230,537	$3,875,412	$10,976,105	$1,692,663	$62,862	$(1,212,087)	$(10,824,870)	$8,925,210
Issuance costs	-	-	(2,675)	-	-	-	-	(2,675)
Conversion of special warrants	10,973,430	-	(10,973,430)	-	-	-	-	-
Options exercised	145,285	-	-	(61,199)	-	-	-	84,086
Warrants exercised	69,752	-	-	-	(17,038)	-	-	52,714
Share-based payments	-	-	-	723,732	-	-	-	723,732
Foreign currency adjustment	-	-	-	-	-	(526,629)	-	(526,629)
Loss for the period	-	-	-	-	-	-	(4,800,926)	(4,800,926)

Balance, September 30, 2015 (Note 2)	$19,419,004	$-	$-	$2,355,196	$45,824	$(1,738,716)	$(15,625,796)	$4,455,512
Private placement	6,581,815	-	-	-	-	-	-	6,581,815
Issuance costs	(168,254)	-	-	-	-	-	-	(168,254)
Options exercised	127,632	-	-	(99,184)	-	-	-	28,448
Warrants exercised	1,628	-	-	-	(434)	-	-	1,194
Share-based payments	-	-	-	571,266	-	-	-	571,266
Foreign currency adjustment	-	-	-	-	-	(54,574)	-	(54,574)
Effect of functional currency change	-	-	-	-	263,903	(283,189)	524,950	505,664
Loss for the period	-	-	-	-	-	-	(5,037,263)	(5,037,263)

Balance, March 31, 2016	$25,961,825	$-	$-	$2,827,278	$309,293	$(2,076,479)	$(20,138,109)	$6,883,808

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

1.	NATURE AND CONTINUANCE OF OPERATIONS

Nature of Operations

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 – 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. The Company is listed on the NASDAQ Capital Market under the symbol “EPIX”, and on the TSX Exchange under the symbol “EPI”.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at March 31, 2016, no products are in commercial production or use.

Change in Presentation Currency

The Company has retroactively changed its presentation currency to the United States dollar (“US$”) from the Canadian dollar (“C$”). The change is detailed in Note 2.

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a loss of $5,037,263 during the six months ended March 31, 2016 and has an accumulated deficit of $20,138,109. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  During the six months ended March 31, 2016, the Company completed two private placements for total gross proceeds of approximately $20,000,000 (Note 8). As at March 31, 2016, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard.

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2015.

Basis of Presentation

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

2.	BASIS OF PRESENTATION (cont’d…)

Functional and Presentation Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. From inception to date, the functional currency of the Company has been the Canadian dollar and its subsidiary’s the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The financing completed in January 2016 and changes to the Company’s operations have resulted in a change to the currency in which the Company’s management conducts its operating, capital and financing decisions. Consequently, the functional currency of the Company became the US$ effective January 1, 2016.

In anticipation of the change in functional currency, the Company adopted the US$ as the presentation currency for the consolidated entity as of October 1, 2015. For comparative reporting purposes, historical financial statements were translated into the US$ reporting currency whereby assets and liabilities were translated at the closing rate in effect at the end of the comparative periods; revenues, expenses and cash flows were translated at the average rate in effect for the comparative periods and equity transactions were translated at historic rates. The historic translation had an impact of $73,503 as an unrealized foreign exchange loss as at October 1, 2014. Upon the change of functional currency as at January 1, 2016, the Company recognized an impact of $283,189 to the accumulated comprehensive income (loss).

These financial statements are presented in United States dollars. All financial information is expressed in United States dollars unless otherwise stated.

Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made, relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

2.	BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detailed in Note 15 and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore taken into income a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. Prior to listing on the TSX-V and TSX, the fair value of the underlying common shares was assessed as the most recent issuance price per common share for cash proceeds. Following listing on the TSX, the Company makes reference to prices quoted on the TSX. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 9.

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts (Note 7).

3.	SIGNIFICANT ACCOUNTING POLICIES

New standards not yet adopted

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

New standards not yet adopted (cont’d…)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 15 on the Company’s financial instruments has not yet been determined.

IFRS 16, Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The impact of IFRS 16 on the Company’s leases has not yet been determined.

4.	PREPAID EXPENSES

	March 31, 2016	September 30, 2015	October 1, 2014

Clinical program deposit	$920,521	$1,348,818	$-
Other deposits and prepaid expenses	162,064	312,517	62,408

Balance	$1,082,585	$1,661,335	$62,408

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

5.	EQUIPMENT

	Furniture and fixtures	Computer equipment	Total

Cost
Balance, October 1, 2014	$12,116	$1,986	$14,102
Additions	136,921	37,132	174,054
Net exchange differences	(363)	(99)	(462)

Balance, September 30, 2015	148,674	39,020	187,694
Additions	5,644	4,339	9,983

Balance, March 31, 2016	$154,318	$43,359	$197,677

Accumulated Amortization
Balance, October 1, 2014	$-	$-	$-
Amortization expense	15,806	6,047	21,853
Net exchange differences	273	104	377

Balance, September 30, 2015	16,079	6,151	22,230
Amortization expense	16,663	7,042	23,705

Balance, March 31, 2016	$32,742	$13,193	$45,935

Net Book Value
Balance, October 1, 2014	$12,116	$1,986	$14,102
Balance, September 30, 2015	$132,595	$32,869	$165,464
Balance, March 31, 2016	$121,576	$30,166	$151,742

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 16).

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

6.	INTANGIBLE ASSETS

NTD Technology

Cost
Balance, October 1, 2014	$446,125
Net exchange differences	(71,440)

Balance, September 30, 2015	374,685
Net exchange differences	(13,401)

Balance, March 31, 2016	$361,284

Accumulated Amortization
Balance, October 1, 2014	$85,285
Amortization expense	20,369
Net exchange differences	(15,050)

Balance, September 30, 2015	90,604
Amortization expense	9,316
Net exchange differences	(3,408)

Balance, March 31, 2016	$96,512

Net Book Value
Balance, October 1, 2014	$360,840
Balance, September 30, 2015	$284,081
Balance, March 31, 2016	$264,772

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 16).

The NTD Technology is held under a License Agreement signed in fiscal 2010. As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates certain minimum advance royalty payments of C$40,000 for 2013 and escalating to C$85,000 by 2017. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

7.	DERIVATIVE LIABILITIES

Broker Warrants Denominated in Foreign Currency

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The embedded derivative was designated as a financial liability carried at fair value through profit and loss.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

7.	DERIVATIVE LIABILITIES (cont’d…)

Broker Warrants Denominated in Foreign Currency (cont’d…)

Warrants exercisable in US dollars prior to January 1, 2016 and warrants exercisable in Canadian dollars after January 1, 2016, the date marking the Company’s change in functional currency, are therefore classified as derivative liabilities.

In connection with the 2015 Special Warrant financing in January 2015 (Note 8), the Company issued 257,018 broker warrants. Each broker warrant is exercisable to purchase one common share until January 16, 2017 at a price of US$2.75 per broker warrant (Note 9).

On issuance of the broker warrants, the Company recorded a derivative liability of $282,287 using the Black-Scholes model. As at December 31, 2015, the derivative liability had a fair value of $588,407 (September 30, 2015 - $993,099), using the Black-Scholes model with a risk-free interest rate of 0.52%, term of 1.04 years, volatility of 80.0%, and dividend rate of 0%. The Company has recorded the resulting change in fair value of $382,649 (2015 - $Nil) in the statement of loss and comprehensive loss. On January 1, 2016, the Company de-recognized the derivative liability of $588,407.

In April 2014, in connection with the issuance of a convertible debenture for $1,000,000, the Company issued 25,000 broker warrants valued at $14,935 (C$16,394), each exercisable into one common share at a price of C$2.00 for a period of five years (Note 9). The warrants were valued using the Black-Scholes model with a risk-free interest rate of 1.63%, term of 5 years, volatility of 80% and dividend rate of 0%.

On January 1, 2016, the Company recorded a derivative liability of $82,743 using the Black-Scholes model. As at March 31, 2016, the derivative liability had a fair value of $54,141 (September 30, 2015 - $Nil). The Company has recorded the resulting change in fair value of $28,602 (2015 - $Nil) in the statement of loss and comprehensive loss.

2016 Warrants

In January 2016, the Company completed a private placement of 4,545,452 units of the Company at $3.30 per unit (“Unit”) for gross proceeds of $14,999,992. Each Unit consisted of one common share of the Company, one 7-year cash and cashless exercise warrant (the “7-Year Warrants”), and one half of one 2-year cash exercise warrant (the “2-Year Warrants”). The 7-Year Warrants and 2-Year Warrants have an exercise price of $3.30 per common share (collectively, the “2016 Warrants”). The holders of the 7-Year Warrants may elect, in lieu of exercising the 7-Year Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the 7-Year Warrants based on the number of 7-Year Warrants to be exercised multiplied by a ten-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per 7-Year Warrant.

Additionally, the 2016 Warrants contain provisions which may require the Company to redeem the 2016 Warrants, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Major Transaction”). The redemption value would be subject to a Black Scholes valuation at the time of exercise. In the event the consideration for a Major Transaction payable to the common shareholders is in cash, in whole or in part, the redemption of the 2016 Warrants would be made in cash pro-rata to the composition of the consideration. The potential for a cash settlement for the 2016 Warrants, in accordance with IFRS, requires the 2016 Warrants to be treated as financial liabilities measured at fair value through profit or loss.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

7.	DERIVATIVE LIABILITIES (cont’d...)

2016 Warrants (cont’d…)

On issuance of the 7-Year and 2-Year Warrants in January 2016, the Company recorded derivative liabilities of $10,181,817 and $3,236,363, respectively using the Black-Scholes model. The 2016 Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at March 31, 2016, the 7-Year Warrants derivative liability had a fair value of $7,745,454 (September 30, 2015 - $Nil). As at March 31, 2016, the 2-Year Warrants derivative liability had a fair value of $1,418,182 (September 30, 2015 - $Nil). The Company has recorded the resulting change in fair value of $4,254,544 (2015 - $Nil) in the statement of loss and comprehensive loss.

The Company uses the Black-Scholes option pricing model to estimate value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on initial recognition (January 1, 2016 with respect to the broker warrants and January 14, 2016 with respect to the 2016 Warrants) and March 31, 2016:

	March 31, 2016	January 14, 2016	January 1, 2016

Risk-free interest rate	1.24%	1.55%	0.62%
Expected life of options	5.12 years	5.33 years	3.29 years
Expected annualized volatility	70.0%	70.0%	80.0%
Dividend	-	-	-

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $2,096,398 as at March 31, 2016. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $683,778. If the volatility were to increase by 10%, this would increase the obligation by approximately $1,404,555. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $80,341 as at March 31, 2016.

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total

Balance, October 1, 2014	$-
Derivative liability on issuance of broker warrants	282,287
Exercise of broker warrants	(3,449)
Change in fair value	907,599
Net exchange differences	(193,338)

Balance, September 30, 2015	993,099
Derivative liability on change in functional currency	82,743
Derivative liability on issuance of warrants	13,418,180
Change in fair value	(4,665,795)
Net exchange differences	(22,043)
De-recognition of derivative liability on functional currency change	(588,407)

Balance, March 31, 2016	$9,217,777

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

8.	SHAREHOLDERS’ EQUITY

Authorized:

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

	Share capital		Preferred shares		Special warrants
	Number	Amount	Number	Amount	Number	Amount

Balance, October 1, 2014	15,687,534	$4,193,735	1,702,900	$2,836,268	-	$-

Private placement	-	-	-	-	679,640	1,208,944
Financing costs	-	-	-	-	-	(169,800)
Conversion of special warrants	-	-	679,640	1,039,144	(679,640)	(1,039,144)

Balance, December 31, 2014	15,687,534	$4,193,735	2,382,540	$3,875,412	-	$-

Balance, September 30, 2015	22,629,271	$19,419,004	-	$-	-	$-

Private placement	6,212,118	6,581,815	-	-	-	-
Financing costs	-	(168,254)	-	-	-	-
Options exercised	233,724	127,632	-	-	-	-
Warrants exercised	776	1,628	-	-	-	-

Balance, March 31, 2016	29,075,889	$25,961,825	-	$-	-	$-

Listing on the TSX-V, TSX, and NASDAQ

The Company completed its listing on the TSX-V on January 27, 2015 (“Date of Listing”) and began trading under the symbol “EPI”. Immediately prior to the listing, all of the Company’s 2,382,540 issued and outstanding Preferred Shares were converted into common shares.

The Company completed its listing on the NASDAQ Capital Market on July 9, 2015 and began trading under the symbol “EPIX”. As a result of the listing, each of the outstanding special warrants issued on January 16, 2015 was deemed to be exercised into one common share for no additional consideration on July 13, 2015.

The Company graduated from the TSX-V to the TSX Exchange on July 28, 2015 under its existing symbol “EPI”.

Restrictions on Transfer

(a) Lock-Up Restrictions

As at September 30, 2014, 5,092,000 common shares of the Company were exclusively subject to the voluntary lock-up agreement.  712,950 common shares were released on the Date of Listing, 763,872 common shares were released on March 5, 2015 and the remaining shares will be released in increments of 17.2% every 3 months beginning October 27, 2015 until the final 2.2% is released 21 months after the Date of Listing. As at March 31, 2016, 1,863,858 (September 30, 2015 - 3,615,678) common shares remained subject to lock-up restrictions. Subsequent to March 31, 2016, 875,910 common shares were released from lock-up restrictions.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

8.	SHAREHOLDERS’ EQUITY (cont’d…)

Restrictions on Transfer (cont’d…)

(b) Escrow Restrictions

As at September 30, 2014, 1,125,034 common shares of the Company were exclusively subject to the escrow agreement, whereby 10% of the common shares subject to escrow were released upon the Date of Listing with the remaining common shares to be released in 15% increments every 6 months thereafter.  On July 28, 2015 (the “TSX Listing Date”), the Company became an “established issuer” (as defined in the escrow agreement) by obtaining a listing on the Toronto Stock Exchange and the escrow release schedule was altered whereby 15% of the common shares subject to escrow were released on the TSX Listing Date with the remaining common shares to be released in 25% increments every 6 months following the Date of Listing. As at March 31, 2016, 281,272 (September 30, 2015 - 562,528) common shares remained subject to escrow.

(c) Combined Restrictions

As at September 30, 2014, 9,470,000 common shares held by Marianne Sadar, Raymond Anderson, Robert Rieder and Richard Glickman (collectively, the “Founders”) were subject to supplementary lock-up restrictions in addition to restrictions under the escrow agreement and the voluntary lock-up agreement (the “Combined Restrictions”), whereby increments of 14%, 32.2%, 17.2%, 11.6%, 22.8% and 2.2% will be released 6, 9, 12, 15, 18 and 21 months after the Date of Listing, respectively.  The release schedule reflects the most restrictive agreement at any point in time. As at March 31, 2016, 3,466,020 (September 30, 2015 - 8,144,200) common shares remained subject to the Combined Restrictions. Subsequent to March 31, 2016, 1,098,520 common shares were released from the Combined Restrictions.

Private placements

a) March 2016 Private Placement

In March 2016, the Company completed a private placement (the “March 2016 Financing”) of 1,666,666 common shares at a price of $3.00 per share for gross proceeds of approximately $5,000,000. The Company incurred financing costs of $61,236.

b) January 2016 Private Placement

In January 2016, the Company completed a private placement (the “January 2016 Financing”) of 4,545,452 Units of the Company at a price of $3.30 per Unit for gross proceeds of approximately $15,000,000. Each Unit consisted of one common share, one 7-Year Warrant and, and one-half of one 2-Year Warrant. The 7-Year Warrant and 2-Year were assigned fair values using the Black-Scholes model (Note 7). The residual value was assigned to the common share in the Unit in accordance with IAS 32 Financial instruments: presentation. In connection with the January 2016 Financing, the Company paid a cash commission to a financial advisor of approximately $463,447 and incurred other financing costs of $553,942. The financing costs were recorded as $107,288 in equity for the issuance of the common shares and $910,101 to finance expense in the statement of loss and comprehensive loss for the issuance of the 2016 Warrants.

In connection with the January 2016 Financing, Clarus Lifesciences III, L.P. (“Clarus”) acquired 2,121,212 common shares, representing approximately 9.4% of the issued and outstanding common shares as at December 29, 2015 on a non-diluted basis and excluding the warrants which were issued to Clarus on the closing date and the common shares issuable upon exercise thereof. Pursuant to the terms of the subscription agreement between the Company and Clarus, Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Clarus holds greater than or equal to 1,060,606 common shares, subject to adjustment in certain circumstances.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

8.	SHAREHOLDERS’ EQUITY (cont’d…)

Private placements (cont’d…)

b) January 2016 Private Placement (cont’d…)

In addition, on the closing of the January 2016 Financing, certain shareholders, who in the aggregate controlled approximately 9,482,800 common shares constituting 41.9% of the issued and outstanding common shares on a non-diluted basis as at December 29, 2015, entered into a voting agreement (the “Voting Agreement”) with Clarus providing that such shareholders will vote against certain change of control transactions, unless Clarus consents otherwise, and support Clarus’ nominees to the board of directors of the Company. The provisions of the Voting Agreement relating to change of control transactions will expire, at the latest, upon the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/ 2 clinical trial of EPI-506 by the Company or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the board of directors and the provisions relating to the Clarus nominees will continue for so long as Clarus is entitled to nominate directors to the Company’s board of directors.

c) January 2015 Special Warrant Financing

In January 2015, the Company issued 4,363,634 special warrants (the “2015 Special Warrants”) at a price of $2.75 per 2015 Special Warrant for gross proceeds of approximately $12,000,000. During the year ended September 30, 2015, the 2015 Special Warrants were converted into common shares of the Company at a rate of one common share per 2015 Special Warrant.

In connection with the 2015 Special Warrant financing, Bloom Burton & Co. and Roth Capital Partners, LLC, as Agents, and selling group members, received cash commissions equal to approximately $706,800 and 257,018 broker warrants. Each broker warrant is exercisable to purchase one common share until January 16, 2017 at a price of $2.75 per broker warrant. The warrants were valued at $282,287 using the Black-Scholes model with a risk-free interest rate of 0.87%, term of 2 years, volatility of 72.3%, and dividend rate of 0%, and had been recorded as a derivative liability until January 1, 2016 (Note 7).

d) October 2014 Special Warrant Financing

In October 2014, the Company issued 679,640 special warrants (the “2014 Special Warrants”) at a price of C$2.00 per 2014 Special Warrant for gross proceeds of C$1,359,280. Each 2014 Special Warrant was deemed exercised for, without payment of any additional consideration, one Class A Preferred share in the capital of the Company (each a “Preferred Share”) on December 15, 2014, being the fifth business day after the date on which a receipt for the final prospectus of the Company qualifying the distribution of the Preferred Shares issuable on exercise of the 2014 Special Warrants had been issued. During the year ended September 30, 2015, the Preferred Shares were converted into common shares of the Company.

In connection with the 2014 Special Warrant financing, the Company paid agent and finders’ fees at 7% of proceeds raised by those parties being $35,897, a cash fee to the Agent of $26,682 and other expenses of $62,786. In addition, the Agent, and associated selling group, were issued 22,675 special broker warrants (the “Special Broker Warrants”), representing 7% of the number of 2014 Special Warrants sold by the Agent, and the finders were issued 2,680 Special Broker Warrants, representing 7% of the number of 2014 Special Warrants sold to purchasers introduced to the Company by such finders. Each Special Broker Warrant was deemed exercised for, without payment of any additional consideration, one broker warrant (the “Broker Warrants”).  Each Broker Warrant is exercisable to acquire one common share, subject to adjustment in certain circumstances, at a price of C$2.00 until October 22, 2015. The Special Broker Warrants were valued at $44,434 using the Black-Scholes model with a risk-free interest rate of 1.00%, term of 1 year, volatility of 80% and dividend rate of 0%.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

9.	RESERVES

Stock options

The Company has adopted a Stock Option Plan, pursuant to which up to a maximum of 5,000,000 shares may be reserved for issuance. The Stock Option Plan is consistent with the policies and rules of the TSX.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, October 1, 2014	3,069,719	C$	1.41
Options granted	495,000		4.89
Options exercised	(91,200)		(1.15)

Balance, September 30, 2015	3,473,519		1.91
Options granted	620,000		6.28
Options exercised	(260,000)		(0.62)
Options expired/forfeited	(40,000)		(4.39)

Balance outstanding, March 31, 2016	3,793,519	C$	2.69
Balance exercisable, March 31, 2016	2,483,269	C$	1.73

At March 31, 2016, options were outstanding enabling holders to acquire common shares as follows:

Exercise price		Number of options	Weighted average remaining contractual life (years)

C$	0.50	21,000	0.32
	0.80	1,118,300	2.18
	2.00	1,859,219	3.41
	5.15	10,000	3.93
	5.35	50,000	8.93
	6.25	600,000	4.79
	7.26	20,000	4.61
	9.10	60,000	9.45
	14.90	55,000	8.78

		3,793,519	3.50

Restrictions on Transfer

The Company’s stock options exercisable at C$0.50 and C$0.80 and 150,000 stock options exercisable at C$2.00 are subject to various exercise restrictions including the pooling agreement, the escrow agreement, the voluntary lock-up agreement and the supplementary lock-up agreement, which came into effect during the year ended September 30, 2014.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

9.	RESERVES (cont’d…)

Restrictions on Transfer (cont’d…)

(a) Pooling Restrictions

As at September 30, 2014, 330,500 stock options exercisable at C$0.50 and C$0.80 were exclusively subject to pooling restrictions.  66,100 options were released on the Date of Listing, and the remaining options will be released in increments of 20% every 3 months thereafter.  As at March 31, 2016, all options have been released from pooling restrictions (September 30, 2015 - 132,200 options remained subject to pooling restrictions).

(b) Escrow Restrictions

As at September 30, 2014, 195,000 stock options exercisable at C$0.50 and C$0.80 were exclusively subject to the escrow agreement, whereby 10% of the options subject to escrow were released upon the Date of Listing with the remaining options to be released in 15% increments every 6 months thereafter. Upon the Company becoming an established issuer, the escrow release schedule was altered whereby 15% of the stock options subject to escrow were released on the TSX Listing Date with the remaining stock options to be released in 25% increments every 6 months following the Date of Listing. As at March 31, 2016, 48,750 (September 30, 2015 - 97,500) stock options remained subject to escrow.

(c) Lock-Up Restrictions

During the year ended September 30, 2015, the Company granted 150,000 stock options, exercisable at C$2.00, which are subject to both lock-up and supplementary lock-up restrictions, whereby increments of 14% 32.2%, 17,2%, 17.2%, 17.2% and 2.2% will be released 6, 9, 12, 15, 18 and 21 months after the Date of Listing, respectively.  As at March 31, 2016, 54,900 (September 30, 2015 - 129,000) options remained subject to lock-up and supplementary lock-up restrictions.  Subsequent to March 31, 2016, 25,800 stock options were released from lock-up and supplementary lock-up restrictions.

(d) Combined Restrictions

As at September 30, 2014, 915,000 stock options of the Founders, exercisable at C$0.50 and C$0.80 were subject to the Combined Restrictions, whereby increments of 14%, 32.2%, 17.2%, 11.6%, 22.8% and 2.2% will be released 6, 9, 12, 15, 18 and 21 months after the Date of Listing, respectively.  As at March 31, 2016, 334,890 (September 30, 2015 - 786,900) stock options remained subject to the Combined Restrictions. Subsequent to March 31, 2016, 106,140 stock options were released from the Combined Restrictions.

Share-based compensation

During the six months ended March 31, 2016, the Company granted 620,000 (2015 – 370,000) stock options with a weighted average fair value of C$3.25 (2015 – C$1.66). The Company recognized share-based payments expense of $571,266 (2015 - $786,810) for options granted and vesting during the period.

Share-based payments expense is allocated to its functional expense as follows:

	2016	2015

Research and development expense (Note 16)	$185,194	$468,953
Financing costs	27,744	46,749
General and administrative (Note 16)	358,328	271.108

	$571,266	$786,810

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

9.	RESERVES (cont’d…)

Share-based compensation (cont’d…)

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted:

	2016	2015

Risk-free interest rate	0.63%	1.46%
Expected life of options	3.58 years	4.96 years
Expected annualized volatility	74.0%	79.8%
Dividend	-	-

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, October 1, 2014	104,479	$1.50
Warrants granted	282,373	2.64
Warrants exercised	(104,363)	(1.51)

Balance, September 30, 2015	282,489	2.64
Warrants granted	6,818,179	3.30
Warrants exercised	(776)	(1.48)
Warrants expired	(350)	(1.48)

Balance outstanding and exercisable, March 31, 2016	7,099,542	$3.28

Warrants exercisable in Canadian dollars as at September 30, 2015 are translated at current rates to reflect current weighted average exercise price in US dollars for all outstanding warrants.

At March 31, 2016, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price		Expiry Date

25,000		C$	2.00	April 15, 2019
256,363		US$	2.75	January 16, 2017
4,545,452	(1)	US$	3.30	January 14, 2023
2,272,727	(1)	US$	3.30	January 14, 2018

7,099,542

(1)	Detailed terms of the 2016 Warrants are included in Note 7.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the six months ended March 31, 2016, the Company:

(a)	Accrued share issuance costs of $74,404 through accounts payable and accrued liabilities.

(b)	Issued 213,724 common shares on the cashless exercise of 240,000 stock options.

During the six months ended March 31, 2015, the Company issued agent warrants valued at $326,721 (Note 8).

11.	RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel is as follows:

	2016	2015

Salaries, consulting fees, and director fees	$1,304,947	$812,124
Share-based payments (a)	439,735	598,003
Total compensation	$1,744,682	$1,410,127

(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel.

During the six months ended March 31, 2016, the Company granted 600,000 (2015 – 200,000) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $439,735 (2015 - $598,003).

Included in accounts payable and accrued liabilities at March 31, 2016 is $193,305 (September 30, 2015 – $82,414; October 1, 2014 - $21,709) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Commitments

The CEO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the CEO is entitled to two years of salary if termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. The CFO is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event. The CMO and Executive Vice-President of Research and Development are entitled to a payment of six months of base salary upon termination without cause, and one year of base salary if the termination was caused by a change of control event. Stock options held by the CEO, CFO, CMO and Executive Vice-President of Research and Development vest immediately upon a change of control.

12.	SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment is located in the USA.

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

13.	CAPITAL MANAGEMENT

The Company considers its capital to be the components of shareholders’ equity. The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its business and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing.

In December 2015, the Company filed a short form base shelf prospectus in British Columbia, Alberta, and Ontario, which enables issuances from time to time in order to increase the Company’s available capital which was used in connection with the financings completed during the period (Note 8). Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company’s approach to capital management during the period. The Company is not subject to externally imposed capital requirements.

14.	FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and derivative liabilities. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The derivative liabilities are measured using level 3 inputs (Note 7).

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due from refundable GST/HST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST/HST is minimal as the amounts are due from government agencies.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2016, the Company had working capital of $15,685,071. During the period ended March 31, 2016, the Company completed financings totaling approximately $20,000,000 (Note 8). All of the Company’s current financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms. The Company does not generate revenue and will be reliant on equity financing and proceeds from the CPRIT grant to fund operations. Equity financing is dependent on market conditions and may not be available on favorable terms. The CPRIT grant is dependent on the Company completing all the milestones (Note 15).

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

14.	FINANCIAL INSTRUMENTS AND RISK (cont’d…)

Financial risk factors (cont’d…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)	Interest rate risk

The Company has cash balances and no interest-bearing debt and therefore is not exposed to risk in the event of interest rate fluctuations. Interest income is not significant to the Company’s projected operational budget.

(b)	Foreign currency risk

Historically, the Company has been exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities that are denominated in US dollars as the Company was financed and functioning in Canadian dollars. Over time, the Company has become increasingly exposed to the US dollar due to the financings completed in US dollars, the US dollar-denominated CPRIT Grant (Note 15 of the accompanying condensed consolidated interim financial statements) and movement of operations to Houston pursuant to the terms of the CPRIT Grant; accordingly, the Company adopted the US dollar as its functional currency from the Canadian dollar as of January 1, 2016, so that the Company’s foreign currency risk exposure now relate to net monetary assets denominated in Canadian dollars. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $29,192 in the net loss realized for the period.

The Company does not currently engage in hedging activities.

(c)	Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

15.	COMMITMENTS

The Company has the following obligations over the next five years:

Contractual obligations	2016	2017	2018	2019	2020

Minimum annual royalty per License Agreement (Note 6)	$65,000	$85,000	$85,000	$85,000	$85,000
Lease on Vancouver office space	23,783	47,565	47,565	47,565	47,565

Total (in C$)	$88,783	$132,565	$132,565	$132,565	$132,565

Lease on US office spaces	$130,262	$250,561	$257,768	$264,859	$59,460

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

15.	COMMITMENTS (cont’d…)

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company is eligible to receive up to $12,000,000 on eligible expenditures over a three year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

During the year ended September 30, 2014, the Company received $2,793,533 as an advance on the CPRIT Grant, of which $1,153,181 in qualifying expenses was incurred in that same period. During the year ended September 30, 2015, the Company recognized the unclaimed portion of the grant from fiscal 2014 as well as the full balance of the grant received subsequent to September 30, 2015, $3,786,667, as a reduction in the product development and relocation grant liability in the statement of loss and comprehensive loss.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its operations outside of the state of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 4% of revenues until aggregate royalty payments equal $24,000,000, and 2% of revenues thereafter. The Company has the option to terminate the grant agreement by paying a one-time, non-refundable buyout fee, based on certain factors including the grant proceeds, and the number of months between termination date and the buyout fee payment date.

CPRIT Grant

Product development and relocation grant, October 1, 2014	$1,640,352
Advance receivable	3,786,667
Recoveries claimed	(5,427,019)

Product development and relocation grant, September 30, 2015 and March 31, 2016	$-

Advisory Contract

In February 2014 the Company executed an Engagement Letter with Bloom Burton & Co. (“Bloom Burton”), an investment bank, to retain their services to act as its exclusive agent and financial advisor in connection with a funding strategy for the Company to involve a private financing, that is compatible with the CPRIT grant, followed by an initial public offering on a major North American stock exchange. In exchange for their services, Bloom Burton would receive a percentage of any funds raised and warrants on successful completion of the financing. The Engagement Letter was for a term of nine months and has since expired; however, Bloom Burton retains a right of first refusal on all future financings occurring up to 24 months following the Company’s initial public offering.

The October 2014 Special Warrant financing, and January 2015 Special Warrant financing were completed under the terms of the Advisory Contract (Note 8).

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2016

16.	EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

	Three months ended March 31, 2016	Three months ended March 31, 2015	Six months ended March 31, 2016	Six months ended March 31, 2015

Clinical	$763,437	$-	$1,379,285	$-
Consulting	165,000	381,996	588,171	531,633
Legal patents and license fees	182,707	138,209	444,633	261,289
Manufacturing	535,852	957,604	1,483,998	1,361,772
Other	95,944	5,168	178,764	5,481
Pharmacology	128,525	582,272	253,961	974,017
Program administration	93,464	-	93,464	220,125
Royalties	46,228	-	46,228	-
Salaries and benefits	460,000	385,807	994,307	670,408
Share-based payments (Note 10)	65,232	204,738	185,194	468,953
Travel	8,128	93,082	97,449	203,292
CPRIT grant claimed on eligible expenses (Note 17)	-	(216,323)	-	(1,519,872)

Total	$2,544,517	$2,532,553	$5,745,454	$3,177,098

General and administrative expenses include the following major expenses by nature:

	Three months ended March 31, 2016	Three months ended March 31, 2015	Six months ended March 31, 2016	Six months ended March 31, 2015

Amortization	$16,580	$7,424	$33,021	$15,125
Consulting and subcontractor fees	19,640	25,370	33,021	91,757
Director fees	71,758	35,451	135,758	35,451
Investor relations	79,897	59,700	179,251	71,566
Office, insurance, IT and communications	176,095	86,258	400,811	121,638
Professional fees	227,625	513,666	419,999	830,307
Regulatory fees and transfer agent	78,831	41,111	117,880	47,912
Rent	144,223	38,060	278,826	50,655
Salaries and benefits	769,639	345,778	1,061,548	510,307
Share-based payments (Note 10)	254,455	160,887	358,328	271,108
Travel and entertainment	35,854	87,035	83,022	91,048
CPRIT grant claimed on eligible expenses (Note 17)	-	(80,652)	-	(120,459)

Total	$1,874,597	$1,320,088	$3,101,465	$2,016,415